UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Ruth’s Hospitality Group, Inc.
(Name of Issuer)

Comon Stock, no par value
(Title of Class of Securities)

783332109
(CUSIP Number)

February 9, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)
☒	Rule 13d-l(c)
☐	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 783332109

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC

667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
Number of
Shares
Beneficially	6.	Shared Voting Power 2,385,932
Owned by
Each
Reporting	7.	Sole Dispositive Power
Person With:

	8.	Shared Dispositive Power 2,385,932

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,385,932

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.9%(2)

12.	Type of Reporting Person (See Instructions)

PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 34,426,530 shares of common stock, which includes 24,186,530 shares outstanding pursuant to the issuer’s Prospectus Supplement filed January 21, 2010 (the “Prospectus Supplement”) and the issuance of 10,240,000 shares of common stock on February 9, 2010 pursuant to the issuer’s successful completion of its rights offering.

Page 2 of 7 Pages

CUSIP No. 783332109

1.	Names of Reporting Persons

MFP Investors LLC(1)

667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power
Number of
Shares
Beneficially	6.	Shared Voting Power 2,385,932
Owned by
Each
Reporting	7.	Sole Dispositive Power
Person With:

	8.	Shared Dispositive Power 2,385,932

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,385,932

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.9%(2)

12.	Type of Reporting Person (See Instructions)

OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 34,426,530 shares of common stock, which includes 24,186,530 shares outstanding pursuant to the issuer’s Prospectus Supplement and the issuance of 10,240,000 shares of common stock on February 9, 2010 pursuant to the issuer’s successful completion of its rights offering.

Page 3 of 7 Pages

CUSIP No. 783332109

1.	Names of Reporting Persons

Michael F. Price(1) c/o MFP Investors LLC

667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Michael F. Price is a citizen of the United States of America.

	5.	Sole Voting Power
Number of
Shares
Beneficially	6.	Shared Voting Power 2,385,932
Owned by
Each
Reporting	7.	Sole Dispositive Power
Person With:

	8.	Shared Dispositive Power 2,385,932

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,385,932

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.9%(2)

12.	Type of Reporting Person (See Instructions)

IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 34,426,530 shares of common stock, which includes 24,186,530 shares outstanding pursuant to the issuer’s Prospectus Supplement and the issuance of 10,240,000 shares of common stock on February 9, 2010 pursuant to the issuer’s successful completion of its rights offering.

Page 4 of 7 Pages

CUSIP No. 783332109

Item 1.

(a) Name of Issuer
Ruth’s Hospitality Group, Inc.

(b) Address of Issuer's Principal Executive Offices

500 International Parkway
Suite 100 Heathrow, FL 32746
Item 2.

(a) Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Michael F. Price

(b) Address of Principal Business Office or, if none, Residence

667 Madison Avenue, 25th Floor
New York, NY 10065

(c) Citizenship

MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Michael F. Price is a citizen of the United States of America.

(d) Title of Class of Securities

Common Stock, no par value per share

(e) CUSIP Number

783332109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

MFP Partners, L.P. has the shared power to vote 2,385,932 shares (6.9%) of the common stock of the issuer based on 34,426,530 shares of common stock, which includes 24,186,530 shares outstanding pursuant to the issuer’s Prospectus Supplement and the issuance of 10,240,000 shares of common stock on February 9, 2010 pursuant to the issuer’s successful completion of its rights offering.  As the general partner of MFP Partners, L.P., MFP Investors LLC is deemed to own 2,385,932 shares (6.9%) of the common stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for several clients, including MFP Partners, L.P. which owns more than 5% of the common stock of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Page 5 of 7 Pages

CUSIP No. 783332109

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date

MFP Partners, L.P.

Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

Signature

Name:	Michael F. Price

Page 6 of 7 Pages

CUSIP No. 783332109

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of the issuer, and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of February, 2010.

MFP Partners, L.P.

Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

Signature

Name:	Michael F. Price

Page 7 of 7 Pages